UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170065

DIVISION OF
CORPORATION FINANCE

January 31, 2017

Margaret M. Madden
Pfizer Inc.
margaret.m.madden@pfizer.com

Re: Pfizer Inc.

Dear Ms. Madden:

This is in regard to your letter dated January 31, 2017 concerning the shareholder proposal submitted by the Wynnette M. LaBrosse Trust and UTE Holdings LLC for inclusion in Pfizer's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Pfizer therefore withdraws its December 22, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ryan J. Adams
Attorney-Adviser

cc: Conrad MacKerron
As You Sow
mack@asyousow.org

Margaret M. Madden
Vice President and Corporate Secretary
Chief Governance Counsel

Pfizer Inc. – Legal Division
235 East 42nd Street, New York, NY 10017
Tel 212 733 3451 Fax 646 563 9681
margaret.m.madden@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

January 31, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. Withdrawal of No-Action Request, Dated December 22, 2016, Regarding the Shareholder Proposal of Wynnette M. LaBrosse Trust and UTE Holdings LLC

Ladies and Gentlemen:

We refer to our letter, dated December 22, 2016 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with our view that Pfizer Inc. ("Pfizer") may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Wynnette M. LaBrosse Trust and UTE Holdings LLC (the "Proponents") from the proxy materials to be distributed by Pfizer in connection with its 2017 annual meeting of shareholders.

Attached hereto as Exhibit A is an email, dated January 31, 2017 (the "Proponents' Withdrawal Letter"), from the Proponents' representative withdrawing the Proposal. In reliance on the Proponents' Withdrawal Letter, we hereby withdraw the No-Action Request.

If you have any questions with respect to this matter, please do not hesitate to contact me at (212) 733-3451 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,

Margaret M. Madden

Enclosures

cc: Conrad MacKerron, Senior Vice President
As You Sow

Exhibit A

(see attached)

Gerber, Marc S (WAS)

From: Conrad Mackerron <mack@asyousow.org>
Sent: Tuesday, January 31, 2017 11:51 AM
To: Madden, Margaret M. (Legal); Rolon, Suzanne Y.
Subject: Withdrawal of proposal

Margaret M. Madden
Vice President and Corporate Secretary
Chief Governance Counsel
Pfizer Inc
235 East 42nd Street
New York, NY 10017

Dear Ms. Madden:

In light of the information provided by the company in recent exchanges and on advice of counsel, As You Sow is hereby withdrawing its shareholder proposal on pharmaceutical take back filed by the Wynnette M. LaBrosse Trust and UTE Holdings LLC. We are authorized to act on the shareholders' behalf in letters previously provided with the proposal filing. In return, we ask that the company withdraw its Dec. 22, 2016 no-action request to the SEC. We appreciate the dialogue and look forward to continued engagement. Thank you.

Sincerely,

Conrad MacKerron
Senior Vice President
As You Sow
1611 Telegraph Ave., Ste. 1450 |Oakland, CA 94612
510.735.8140 (direct line) | 510.761.7050 (mobile)
www.asyousow.org


AS YOU SOW
www.asyousow.org
@asyousow

As You Sow | Engaging corporations. Protecting people and ...

www.asyousow.org

As You Sow is promoting corporate accountability through shareholder action and toxics reduction using innovative legal strategies and community grantmaking. We are ...

Conrad MacKerron

Senior Vice President

As You Sow

1611 Telegraph Ave., Ste. 1450 |Oakland, CA 94612

510.735.8140 (direct line) | 510.761.7050 (mobile)

mack@asyousow.org|www.asyousow.org

Margaret M. Madden
Vice President and Corporate Secretary
Chief Governance Counsel

Pfizer Inc. – Legal Division
235 East 42nd Street, New York, NY 10017
Tel 212 733 3451 Fax 646 563 9681
margaret.m.madden@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 22, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2017 Annual Meeting
Omission of Shareholder Proposal of
Wynnette M. LaBrosse Trust and UTE Holdings LLC

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Pfizer Inc., a Delaware corporation ("Pfizer"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the Wynnette M. LaBrosse Trust (the "Trust"), and co-filed by UTE Holdings LLC ("UTE"), with As You Sow authorized to act on behalf of the Trust and UTE (As You Sow, the Trust and UTE are referred to collectively as the "Proponents"), from the proxy materials to be distributed by Pfizer in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponents as notice of Pfizer's intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if they submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> **RESOLVED:** Shareowners of Pfizer request that the board of directors issue a report, at reasonable expense and excluding proprietary information, reviewing the company's existing policies for safe disposition by users of prescription drugs to prevent water pollution, and setting forth policy options for a proactive response, including determining whether the company should endorse partial or full industry responsibility for take back programs by providing funding or resources for such programs.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur with Pfizer's view that the Proposal may be excluded from the 2017 proxy materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to Pfizer's ordinary business operations; and

- Rule 14a-8(i)(10) because Pfizer has substantially implemented the Proposal.

III. Background

On November 11, 2016, Pfizer received the Proposal, accompanied by a cover letter from As You Sow and a letter from the Trust authorizing As You Sow to file the Proposal and to act on behalf of the Trust. In addition, the Proposal was accompanied by a second copy of the Proposal, along with a cover letter from As You Sow and a letter from UTE authorizing As You Sow to file the Proposal and to act on behalf of UTE. On November 18, 2016, Pfizer received an email from As You Sow attaching a letter from Charles Schwab & Co. Inc. verifying the Trust's stock ownership as of November 10, 2016, and a letter from RBC Capital Markets, LLC verifying UTE's stock ownership as of November 14, 2016 (the "Broker Letters"). On November 21, 2016, Pfizer sent a letter to As You Sow requesting a written statement verifying that the Trust beneficially owned the requisite number of shares of Pfizer common stock for at least one year as of November 9, 2016, the date the Proposal was submitted to Pfizer (the "Deficiency Letter"). On November 22, 2016, Pfizer received an email from As You Sow re-attaching the Broker Letters. On November 28, 2016, Pfizer received an email from As You Sow attaching a revised letter from Charles Schwab & Co. Inc. verifying the Trust's stock ownership for at least one year as of November 9, 2016, the date the Proposal was submitted to Pfizer ("Revised Broker Letter"). Copies of the Proposal, cover letters, Broker Letters, Deficiency Letter, Revised Broker Letter and related correspondence are attached hereto as Exhibit A.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to Pfizer's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

In accordance with these principles, the Staff has permitted exclusion of a shareholder proposal under Rule 14a-8(i)(7) relating to the steps a company takes to ensure that its customers properly dispose of its products. Specifically, in *Amazon.com, Inc.* (Mar. 17, 2016), the proposal sought a report on the company's policy options to reduce potential pollution and public health problems from electronic waste generated as a result of its sales to consumers and options to increase the safe recycling of such wastes. The proposal's recital focused on the toxicity of materials contained in the electronic products sold by the company and claimed that the company "provide[d] no option for consumers who have end-of-life electronics to safely and conveniently recycle them through Amazon.com." The recital also stated the proponent's view that the company should "provide a take back program" for its products. In granting relief to exclude the proposal under Rule 14a-8(i)(7), the Staff concluded that the proposal related to the ordinary business matter of "the company's products and services."

The Staff also has permitted exclusion of shareholder proposals under Rule 14a-8(i)(7) relating to the steps a company takes to prevent its customers from misusing its products. In *FMC Corp.* (Feb. 25, 2011, *recon. denied* Mar. 16, 2011), for example, the proposal sought, among other things, an immediate moratorium on sales and a withdrawal from the market of a specific pesticide, as well as other pesticides "where there is documented misuse of products harming wildlife or humans, until FMC effectively corrects such misuse," and a "report … addressing all documented product misuses worldwide … and proposing changes to prevent further misuse." In granting relief to exclude the proposal under Rule 14a-8(i)(7), the Staff concluded that the proposal related to the ordinary business matter of "products offered for sale by the company." *See also Pfizer Inc.* (Mar. 1, 2016) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a report that described the steps Pfizer has taken to prevent the sale of its medicines to prisons for the purpose of aiding executions, noting that the proposal related to the ordinary business matter of "the sale or distribution of [the company's] products").

In this instance, the Proposal focuses both on the steps Pfizer takes to ensure that its customers properly dispose of its products and the steps it takes to prevent its customers from misusing its products, both ordinary business matters. In this regard, the recital refers to the "[l]ack of free, convenient programs for proper disposal of unneeded or expired consumer prescription drugs and accessories" and to regulations that require certain manufacturers to "develop programs for take back and proper recycling or disposal" of products. The recital also attributes "illicit drug use," "drug addiction," "misuse by teenagers and adults," and "seniors accidentally taking the wrong medicine" to the perceived lack of proper product disposal programs. The Proposal itself urges Pfizer to take additional steps to ensure the proper disposal of its products and prevent their misuse by providing a report that reviews Pfizer's "existing policies for safe disposition by users of prescription drugs to prevent water pollution, and setting forth policy options for a proactive response, including determining whether the company should endorse partial or full industry responsibility for take back programs by providing funding or resources for such programs." Matters such as these, involving the products and services offered by Pfizer, are fundamental to Pfizer's day-to-day operations and cannot, as a practical matter, be subject to direct shareholder oversight. Thus, the Proposal's attempt to involve shareholders in Pfizer's decisions with respect to such matters is precisely the type of effort that Rule 14a-8(i)(7) is intended to prevent. Therefore, as in *Amazon.com*, *FMC* and *Pfizer*, the Proposal impermissibly relates to Pfizer's ordinary business matters.

Accordingly, the Proposal should be excluded from its 2017 proxy materials pursuant to Rule 14a-8(i)(7) as relating to Pfizer's ordinary business operations.

V. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(10) Because Pfizer Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release") and Exchange Act Release No. 34-12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff consistently has permitted the exclusion of a proposal when it has determined that the company's policies, practices and procedures or public disclosures compare favorably with the guidance of the proposal. *See, e.g., Wal-Mart Stores, Inc.* (Mar. 27, 2014); *Peabody Energy Corp.* (Feb. 25, 2014); *The Goldman Sachs Group, Inc.* (Feb. 12, 2014); *Hewlett-Packard Co.* (Dec. 18, 2013); *Deere & Co.* (Nov. 13, 2012); *Duke Energy Corp.* (Feb. 21, 2012); *Exelon Corp.* (Feb. 26, 2010); *ConAgra Foods, Inc.* (July 3, 2006); *The Gap, Inc.* (Mar. 16, 2001); *Nordstrom, Inc.* (Feb. 8, 1995); *Texaco, Inc.* (Mar. 6, 1991, *recon. granted* Mar. 28, 1991).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10) where a company already addressed the underlying concerns and satisfied the essential objectives of the proposal, even if the proposal had not been implemented exactly as proposed by the proponent. In *Wal-Mart Stores, Inc.* (Mar. 30, 2010), for example, the proposal requested that the company adopt six principles for national and international action to stop global warming. The company argued that its Global Sustainability Report, available on the company's website, substantially implemented the proposal. Although the report referred to by the company set forth only four principles that covered most, but not all, of the issues raised by the proposal, the Staff concluded that the company had substantially implemented the proposal. *See also, e.g., MGM Resorts Int'l* (Feb. 28, 2012) (permitting exclusion under Rule 14a-8(i)(10) of a proposal requesting a report on the company's sustainability policies and performance and recommending the use of the Governance Reporting Initiative Sustainability Guidelines, where the company published an annual sustainability report that did not use the Governance Reporting Initiative Sustainability Guidelines or include all of the topics covered therein); *Alcoa Inc.* (Dec. 18, 2008) (permitting exclusion under Rule 14a-8(i)(10) of a proposal requesting a report that describes how the company's actions to reduce its impact on global climate change may have altered the current and future global climate, where the company published general reports on climate change, sustainability and emissions data on its website); *ConAgra Foods* (May 26, 2006) (permitting exclusion under Rule 14a-8(i)(10) of a proposal requesting that the company issue a sustainability report that includes "the company's definition of sustainability, as well as a company-wide review of company policies and practices related to long-term social and environmental sustainability," where the company published a Corporate Responsibility Report on its website that covered the meaning of "sustainability" in three broads areas: social, environment and workplace matters).

Pfizer has substantially implemented the Proposal, the essential objective of which is to obtain a report on Pfizer's existing policies for the safe disposition by users of prescription drugs and options to address harms resulting from the improper disposal of those drugs. From the homepage of Pfizer's website, under the "Responsibility" tab, users can go directly (or indirectly, through the "Protecting the Environment" webpage) to a page entitled "Product Stewardship" that offers information concerning Pfizer's existing policies for the safe disposition by users of prescription drugs and its suggested options for preventing those drugs from harming the environment.[1] The Product Stewardship page provides an overview of Pfizer's "commitment to managing risk throughout [a] product's life-cycle," including: (i) assessing and addressing the issues associated with pharmaceuticals in the environment ("PIE"); (ii) encouraging the proper disposal of unused medicines ("Unused Medicines"); and (iii) ensuring public safety through education and awareness of the appropriate handling and disposal of sharps (i.e., medical instruments such as needles, syringes, injection devices and lancets) ("Disposal of Sharps"). The Product Stewardship page provides links to additional pages of information concerning each of these components.

---

[1] The materials are available at http://www.pfizer.com/responsibility/protecting_environment/product_stewardship and are attached hereto as <u>Exhibit B</u>.

The PIE page explains that Pfizer has an active program to assess and address the issues associated with pharmaceuticals in the environment. It also describes that Pfizer continues to engage its stakeholders, including industry groups, the scientific community, regulatory agencies, patient groups and nongovernmental organizations to advance the knowledge of PIE. In addition, the PIE page describes the phase's three specific aims: (i) to understand the potential impacts associated with PIE, (ii) to ensure that the manufacture, use and disposal of Pfizer's medicines does not adversely affect human health or the environment and (iii) to advance the body of science associated with PIE. Further, the page describes notable actions undertaken by Pfizer to manage pharmaceuticals in the environment, such as evaluating unused medicine disposal practices (including take back programs) and participating in take back programs in countries that require them, as well as recent performance achievements, such as Pfizer's participation in the development of a scientific tool that can be used to realistically estimate the concentration and distribution of human pharmaceutical actives discharged into U.S. surface waters.

In addition, the Unused Medicines page conveys Pfizer's goal of significantly reducing the potential for the release of active pharmaceutical ingredients into the environment and explains that, through education and awareness programs, Pfizer works with regulatory agencies, the broader health care community and the public to better understand the potential impacts associated with the improper disposal of unused medicines. The page also explains that to address those potential impacts, Pfizer partners with other pharmaceutical companies and government agencies to support unused medicine disposal, supports voluntary community collection programs involving law enforcement, educates patients and families on proper disposal and methods to securing medicines and supports patient advocacy organizations that address abuse concerns associated with unused medicines.

Further, the Disposal of Sharps page explains the importance of safely disposing of used sharps and describes Pfizer's efforts to provide a framework on the management of a wide range of sharps. In particular, the page describes Pfizer's undertaking to provide patients with one-on-one information for all of Pfizer's self-injected products in the U.S., with information to help them understand how to safely dispose of their injection devices, and the state and local requirements for sharps disposal in the U.S., and with multiple options to have their sharps disposal questions answered and obtain assistance in finding a local disposal option. The page also explains Pfizer's goal of innovating by offering safer injection devices and reducing the number of sharps needed to administer its medicines, as well as Pfizer's support for the Coalition for Safe Community Needle Disposal and its efforts to ensure patients can find the latest information on local, regional and state sharps disposal programs.

Given the information described above, which Pfizer makes publicly available on and through the Product Stewardship page of its website, Pfizer already informs shareholders of its existing policies for the safe disposition by users of prescription drugs and its suggested options for preventing those drugs from harming the environment. Therefore, as in the precedent described above, Pfizer has satisfied the Proposal's essential objective and that its policies and public disclosures compare favorably with those requested by the Proposal.

Accordingly, the Proposal should be excluded from its 2017 proxy materials pursuant to Rule 14a-8(i)(10) as substantially implemented.

VI. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2017 proxy materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-3451 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,

Margaret M. Madden

Enclosures

cc: Conrad MacKerron, Senior Vice President
As You Sow

<u>EXHIBIT A</u>

(see attached)

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Nov. 9, 2016

Margaret M. Madden
Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Dear Ms. Madden:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. As You Sow is filing a shareholder proposal on behalf of Wynnette M. LaBrosse Trust ("Proponent"), a shareholder of Pfizer stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We are concerned that the company does not have a policy in regard to responsibility for collection and recycling of expired and unused prescription medications and drug accessories like needles and syringes. Lack of free, convenient programs for proper disposal of unneeded or expired consumer prescription drugs and accessories contributes to water pollution, illicit drug use, drug addiction, and threats to sanitation workers. Most U.S. communities lack free, convenient, on-going collection programs that could help alleviate these problems.

The concept of producer responsibility calls for company accountability for financing take back of unneeded or expired medications and accessories by the companies that have placed them on the market. We are asking the company to consider assuming financial responsibility, with peers, for collection and disposal of prescription drugs. Ontario, Canada enacted a regulation in 2012 assigning responsibility for end-of-life management of pharmaceutical waste to manufacturers. Many European countries have industry-funded drug take back programs.

A letter from Wynnette M. LaBrosse Trust authorizing As You Sow to act on its behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required. We hope continued good faith dialogue may result in withdrawal of this proposal.

Sincerely,

Conrad MacKerron

Conrad MacKerron
Senior Vice President

Enclosures
- Shareholder Proposal
- Wynnette M. LaBrosse Trust Authorization

RECEIVED
NOV 11 2016
PFIZER
CORPORATE GOVERNANCE DEPT

WHEREAS: Lack of free, convenient programs for proper disposal of unneeded or expired consumer prescription drugs and accessories contributes to water pollution, illicit drug use, drug addiction, and threats to sanitation workers.

Consumers lacking drug disposal programs in their communities often flush old drugs down the drain or toilet, contributing to water pollution. Numerous studies have found detectable levels of pharmaceuticals in surface and groundwater drinking water sources. Water treatment plants are not equipped to remove such medicines. The U.S. Environmental Protection Agency advises consumers not to flush prescription drugs, but to return medications to a disposal or take back program.

In 2014, overdoses from prescription pain medications killed more than 18,000 Americans. President Obama has said that most young people who begin misusing prescription drugs get them from the medicine cabinet. Lack of convenient disposal programs for prescription drugs has been linked to poisoning of children and pets; misuse by teenagers and adults; and seniors accidentally taking the wrong medicine. About 3 billion needles are used in U.S. homes annually to deliver medication; their improper disposal leads to needles washing up on beaches and threats to sanitation workers handling waste with used needles.

Most U.S. communities lack free, convenient, on-going collection programs that could help alleviate these critical problems. The Drug Enforcement Administration has partnered with state and local law enforcement agencies to hold periodic National Take-Back Days for medicines, collecting and disposing of more than 5.5 million pounds of medications in just ten events. But far more convenient and ongoing collection services are needed. The National Drug Control Strategy report calls for establishment of long-term, sustainable disposal programs in communities.

The concept of producer responsibility calls for company accountability for financing take back of unneeded or expired medications and accessories by the companies that have placed them on the market. Several states have enacted regulations requiring manufacturers of paint, pesticides, and electronics to develop programs for take back and proper recycling or disposal. The province of Ontario, Canada enacted a regulation in 2012 assigning responsibility for end-of-life management of pharmaceutical waste to manufacturers. Many European countries have industry-funded drug take back programs. While the company has published detailed social responsibility statements on issues like climate change and biodiversity, it has not issued a position on this escalating policy area.

RESOLVED: Shareowners of Pfizer request that the board of directors issue a report, at reasonable expense and excluding proprietary information, reviewing the company's existing policies for safe disposition by users of prescription drugs to prevent water pollution, and setting forth policy options for a proactive response, including determining whether the company should endorse partial or full industry responsibility for take back programs by providing funding or resources for such programs.

Supporting Statement: Management may also consider other harms besides water pollution in evaluating take back programs, and whether, in addition to addressing disposition of prescription drugs, such programs should encompass accessories such as used needles and syringes.

October 31, 2016

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of October 31, 2016, the undersigned, Wynnette M. LaBrosse Trust (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Pfizer Inc., and that it be included in the 2017 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Pfizer Inc. stock, with voting rights, for over a year. The Stockholder intends to hold the required amount of stock through the date of the company's annual meeting in 2017.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution, including designating another entity as lead filer and representative of the shareholder. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution, and that the media may mention the Stockholder's name related to the resolution.

Sincerely,

Wynnette M. LaBrosse
Trustee
Wynnette M. LaBrosse Trust

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Nov. 9, 2016

Margaret M. Madden
Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Dear Ms. Madden:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. As You Sow is co-filing a shareholder proposal on behalf of UTE Holdings LLC ("Proponent"), a shareholder of Pfizer stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

As You Sow also represents the lead filer of this resolution, Wynnette M. LaBrosse Trust.

A letter from UTE Holdings LLC authorizing As You Sow to act on its behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required. We hope continued good faith dialogue may result in withdrawal of this proposal.

Sincerely,

Conrad MacKerron
Senior Vice President

Enclosures

- Shareholder Proposal
- UTE Holdings LLC Authorization

WHEREAS: Lack of free, convenient programs for proper disposal of unneeded or expired consumer prescription drugs and accessories contributes to water pollution, illicit drug use, drug addiction, and threats to sanitation workers.

Consumers lacking drug disposal programs in their communities often flush old drugs down the drain or toilet, contributing to water pollution. Numerous studies have found detectable levels of pharmaceuticals in surface and groundwater drinking water sources. Water treatment plants are not equipped to remove such medicines. The U.S. Environmental Protection Agency advises consumers not to flush prescription drugs, but to return medications to a disposal or take back program.

In 2014, overdoses from prescription pain medications killed more than 18,000 Americans. President Obama has said that most young people who begin misusing prescription drugs get them from the medicine cabinet. Lack of convenient disposal programs for prescription drugs has been linked to poisoning of children and pets; misuse by teenagers and adults; and seniors accidentally taking the wrong medicine. About 3 billion needles are used in U.S. homes annually to deliver medication; their improper disposal leads to needles washing up on beaches and threats to sanitation workers handling waste with used needles.

Most U.S. communities lack free, convenient, on-going collection programs that could help alleviate these critical problems. The Drug Enforcement Administration has partnered with state and local law enforcement agencies to hold periodic National Take-Back Days for medicines, collecting and disposing of more than 5.5 million pounds of medications in just ten events. But far more convenient and ongoing collection services are needed. The National Drug Control Strategy report calls for establishment of long-term, sustainable disposal programs in communities.

The concept of producer responsibility calls for company accountability for financing take back of unneeded or expired medications and accessories by the companies that have placed them on the market. Several states have enacted regulations requiring manufacturers of paint, pesticides, and electronics to develop programs for take back and proper recycling or disposal. The province of Ontario, Canada enacted a regulation in 2012 assigning responsibility for end-of-life management of pharmaceutical waste to manufacturers. Many European countries have industry-funded drug take back programs. While the company has published detailed social responsibility statements on issues like climate change and biodiversity, it has not issued a position on this escalating policy area.

RESOLVED: Shareowners of Pfizer request that the board of directors issue a report, at reasonable expense and excluding proprietary information, reviewing the company's existing policies for safe disposition by users of prescription drugs to prevent water pollution, and setting forth policy options for a proactive response, including determining whether the company should endorse partial or full industry responsibility for take back programs by providing funding or resources for such programs.

Supporting Statement: Management may also consider other harms besides water pollution in evaluating take back programs, and whether, in addition to addressing disposition of prescription drugs, such programs should encompass accessories such as used needles and syringes.

October 25, 2016

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of October 25, 2016, the undersigned, UTE Holdings LLC (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Pfizer Inc., and that it be included in the 2017 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Pfizer Inc. stock, with voting rights, for over a year. The Stockholder intends to hold the required amount of stock through the date of the company's annual meeting in 2017.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution, including designating another entity as lead filer and representative of the shareholder. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution, and that the media may mention the Stockholder's name related to the resolution.

Sincerely,

[signature]

Name
Title
UTE Holdings LLC

Krishna Catto
11/5/16

RECEIVED
NOV 11 2016
PFIZER
CORPORATE GOVERNANCE DEPT

November 10, 2016

Wynnette M. LaBrosse Trust:

Charles Schwab & Co. Inc. a DTC participant, acts as the custodian for Wynnette M. LaBrosse Trust. As of and including November 10, 2016, Charles Schwab & Co. Inc. has held 2314 shares of Pfizer Inc. stock with voting rights continuously for over one year on behalf of Wynnette M. LaBrosse Trust.

Best Regards,

Julie Stoddard

Julie Stoddard
Senior Relationship Specialist
Charles Schwab & Co. Inc.

RBC Wealth Management

SRI Wealth Management Group
345 California St
29th Floor
San Francisco, CA 94104

Fax: 415-391-9586
Toll Free: 866-408-2667
www.sriwealthmanagement.com

November 15, 2016

Margaret M. Madden
Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

To Whom It May Concern:

RBC Capital Markets, LLC, acts as custodian for UTE Holdings LLC.

We are writing to verify that our books and records reflect that, as of market close on November 14, 2016, UTE Holdings LLC owned 2,026 shares of Pfizer Inc.(Cusip# 717081103) representing a market value of approximately $65,601.89 and that, UTE Holdings LLC has owned such shares since 08/16/1995. We are providing this information at the request of UTE Holdings LLC in support of its activities pursuant to rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact me directly at 415-445-8378.

Sincerely,

Manny Calayag
Vice President - Assistant Complex Manager

Suzanne Y. Rolon
Director – Corporate Governance
Legal Division

Pfizer Inc.
235 East 42nd Street, 19/6, New York, NY 10017
Tel +1 212 733 5356 Fax +1 212 573 1853
suzanne.y.rolon@pfizer.com

Via FedEx

November 21, 2016

Mr. Conrad MacKerron
Senior Vice President
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

Re: Shareholder Proposal for 2017 Annual Meeting of Shareholders: Safe Disposition of Unused Prescription Drugs

Dear Mr. MacKerron:

This letter will acknowledge receipt on November 11, 2016 of your letter dated November 9, 2016 on behalf of the Wynnette M. LaBrosse Trust (the "proponent") to Pfizer Inc. submitting a shareholder proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") for consideration at our 2017 Annual Meeting of Shareholders.

Rule 14a-8(b) of the Exchange Act provides that the proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the company's common stock that would be entitled to be voted on the proposal for at least one year, preceding and including November 9, 2016, the date the proposal was submitted to the company.

Our records indicate that the proponent is not a registered holder of Pfizer common stock. You have provided a letter on the proponent's behalf from Charles Schwab & Co. indicating ownership of shares of Pfizer common stock for the one year prior to November 10, 2016. However, as the date of submission of the proposal was November 9, 2016, there is a gap in the period of ownership covered by the letter, which establishes a continuous period of ownership for the one year period preceding and including November 10, 2016, rather than the one year period preceding and including November 9, 2016.

Accordingly, please provide a written statement from the record holder of the proponent's shares (usually a bank or broker) and a participant in the Depository Trust Company (DTC) verifying that, at the time the proposal was submitted, which shares of Pfizer common stock continuously for at least one year preceding and including November 9, 2016.

Sufficient proof may be in the form of a written statement from the record holder of the proponent's shares (usually a broker or bank) and a participant in the Depository Trust Company (DTC)[1] verifying that, at the time the proposal was submitted, the proponent continuously held the requisite number of shares for at least one year.

If the broker or bank holding the proponent's shares is not a DTC participant, the proponent also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the proponent's broker or bank. If the DTC participant knows the proponent's broker or bank's holdings, but does not know the proponent's holdings, the proponent can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the proponent's broker or bank confirming the proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

Once we receive any response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for our 2017 Annual Meeting of Shareholders. We reserve the right to seek relief from the SEC as appropriate.

We will reach out soon to arrange a convenient time to speak. If you have any questions, please feel free to contact me directly.

Sincerely,

Suzanne Y. Rolon

cc: Margaret M. Madden, Pfizer Inc.

Attachment

---

1 In order to determine if the broker or bank holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/client-center/dtc-directories.

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

From: Austin Wilson [mailto:awilson@asyousow.org]
Sent: Monday, November 28, 2016 5:23 PM
To: Rolon, Suzanne Y.
Subject: RE: Shareholder Proposal

Ms. Rolon,

Please find attached revised proof of share ownership for Wynette M. LaBrosse Trust. Please confirm that the requirement for proof of ownership has been satisfied.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just, and Sustainable World since 1992~

From: Austin Wilson
Sent: Tuesday, November 22, 2016 1:07 PM
To: 'suzanne.y.rolon@pfizer.com' <suzanne.y.rolon@pfizer.com>
Subject: Shareholder Proposal

Ms. Rolon,

Thank you for your letter dated November 21, 2016. Please find attached proof of share ownership for Wynette M. LaBrosse Trust and UTE Holdings LCC.

SEC Rule 14a-8(f) requires notice of specific deficiencies in our proof of eligibility to submit a proposal, therefore we request that you notify us if you identify any deficiencies in the enclosed documentation.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just, and Sustainable World since 1992~

charles SCHWAB

November 28, 2016

Wynnette M. LaBrosse Trust:

Charles Schwab & Co. Inc., a DTC participant, acts as the custodian for Wynnette M. LaBrosse Trust. As of and including November 9, 2016, Charles Schwab & Co. Inc. has held 2,314 shares of Pfizer Inc. stock with voting rights continuously for over one year on behalf of Wynnette M. LaBrosse Trust.

Best Regards,

Julie Stoddard

Julie Stoddard
Senior Relationship Specialist
Charles Schwab & Co. Inc.

EXHIBIT B

(see attached)

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Product Stewardship

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Product Stewardship
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Environmental responsibility embraces the full product life-cycle. To be a true product steward of each of our novel compounds, Pfizer seeks to understand and effectively manage all health, safety and environmental (EHS) risks during the discovery, development, manufacture, use and disposal of our products.

Pfizer's Product Stewardship includes a commitment to managing risk throughout our product's life-cycle:

Assessing and addressing the issues associated with pharmaceuticals in the environment (PIE). Learn more about PIE.

Encouraging the proper disposal of unused medicines. Learn more about proper disposal of unused medicines.

Ensuring public safety through education and awareness of sharps handling and disposal. Learn more about handling used sharps.

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Home » Responsibility » Protecting the Environment » Product Stewardship » Pharmaceuticals in the Environment

Pharmaceuticals in the Environment (PIE)

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Pharmaceuticals in the Environment | Disposal of Sharps

Pharmaceuticals have become chemicals of emerging concern to the public because of their potential to reach drinking water. Looking at the overall incidence of pharmaceuticals in the aquatic environment, patient use of medicines (prescription and over the counter) is the principal pathway. Typically, a fraction of the medicines taken by patients is excreted and enters waterways. To a lesser extent, pharmaceuticals can enter the environment through improper disposal of medicines and from manufacturing discharges.

Pfizer has an active program to assess and address the issues associated with pharmaceuticals in the environment (PIE) which includes detailed wastewater assessments to ensure good environmental management of our internal operations.

We have also teamed with a number of our manufacturing suppliers to evaluate their materials handling and production equipment cleaning processes. We continue to engage our stakeholders including industry groups, the scientific community, regulatory agencies, patient groups and nongovernmental organizations to advance the knowledge of PIE.

In particular, we aim to:

- Understand the potential impacts associated with PIE.
- Ensure that manufacture, use and disposal of our medicines does not adversely affect human health or the environment.
- Advance the body of science associated with PIE.

Notable actions we undertake in managing pharmaceuticals in the environment include:

- Contributing to scientific and policy developments.
- Partnering with government agencies, academia and other stakeholders.
- Evaluating, together with other pharmaceutical companies, unused medicine disposal practices, including take-back options; and
- Participating in take-back programs in countries that require them.

Recent performance achievements include:

- Being an active participant in the pharmaceutical industry's development of the PhATE model, a scientific tool that can be used to realistically estimate the concentration and distribution of human pharmaceutical actives discharged into U.S. surface waters;
- Categorizing and completing of our first tier assessment of active pharmaceutical ingredients at our internal sites;
- Publishing a Recommended Practice that addresses manufacturing processes with detailed assessments to ensure good environmental management of our internal operations; and
- Helping suppliers evaluate materials handling and production cleaning processes at manufacturing locations.

Pfizer and PIE

Learn more about Pharmaceuticals in the Environment

Explore additional resources:

FDA: How to Dispose of Unused Medicines

Earth911: Find a Recycling Program for Unused Medicine Near You

To assist institutional facilities in properly disposing of unused medicine, the Pfizer Product Stewardship Initiative is providing an online resource containing recommended disposal practices in the United States for all Pfizer products. The site is available to health care facilities and providers.

Go to the Pfizer Responsible Disposal Advisor Site (log-in Required)

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Unused Medicines

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Product Stewardship | Unused Medicines

Pharmaceuticals in the Environment | Disposal of Sharps

Pfizer encourages proper disposal of unused medicines. Actions to reduce improper disposal of expired or unwanted prescription and non-prescription medicines lessens the potential for diversion, reduces the potential for improper use of medication, and helps protect our water. Although studies have indicated that only a small portion of medicines enter the environment through waste disposal, it is important to consider impact from all sources. Through education and awareness programs, Pfizer works with regulatory agencies, the broader health care community and the public to better understand the potential impacts associated with the improper disposal of unused medicines.

In particular, we aim to:

- Significantly reduce the potential for the release of active pharmaceutical ingredients to the environment.

Notable actions we undertake in managing unused medicines include:

- Partnering with other pharmaceutical companies and government agencies to support unused medicine disposal.
- Supporting voluntary, community collection programs involving law enforcement.
- Educating patients and families on proper disposal and methods to securing medicines.
- Supporting patient advocacy organizations that address abuse concerns associated with unused medicines.

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U.S. FDA Advice

The U.S. Food and Drug Administration (FDA) advice applies only to the disposal of medicines in the USA. Most drugs can be thrown in the household trash in the US, but consumers should take certain precautions before tossing them out, according to the U.S. FDA. A few drugs should be flushed down the toilet.

FDA: Medication Disposal: Questions and Answers

Learn More

Explore additional resources:

- FDA: How to Dispose of Unused Medicines - watch the video, download the guide.
- DEA: "Got Drugs" - drug disposal program under the US Secure & Responsible Disposal Act

To assist institutional facilities in properly disposing of unused medicine, the Pfizer Product Stewardship Initiative is providing an online resource containing recommended disposal practices in the United States for all Pfizer products. The site is available to health care facilities and providers.

Go to the Pfizer Responsible Disposal Advisor Site (log-in Required)

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Disposal of Sharps

Other content within Product Stewardship:

Product Stewardship | Unused Medicines
Pharmaceuticals in the Environment | Disposal of Sharps

Learn More

For more information about sharps:

Used Sharps Disposal FAQs

Pfizer complies with mandatory reporting requirements.

Read the Sharps Disposal Plan

The safe disposal of unused medicines includes "sharps." Sharps are medical implements such as needles, syringes, injection devices, and lancets. Disposing of sharps the wrong way can cause needle stick and injury that may result in the transmission of disease. In many countries, and in some states in the U.S., used sharps are considered "biohazard waste" and must be handled and thrown out separately from the household trash.

In particular, we aim to:

Provide the framework for how to manage a wide range of sharps according to local disposal regulations.

Notable actions we undertake in managing sharps disposal include:

Providing one-on-one information to all self-injecting patients for all of our self-injected products in the U.S.

Providing information to patients to help them understand how to safely dispose of their injection devices, and the state and local requirements for sharps disposal in the U.S.

Providing patients with multiple options to get sharps disposal questions answered, and get assistance in finding a local disposal option.

Innovating by offering safer injection devices and reducing the number of sharps needed to administer its medicines.

Supporting the Coalition for Safe Community Needle Disposal and its efforts to ensure patients can find the latest information on local, regional and state sharps disposal programs.

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